

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 16, 2017

Michael S. Reddin
Interim Chief Executive Officer, President and Director
Energy XXI Gulf Coast, Inc.
1021 Main, Suite 2626
Houston, Texas 77002

> **Re: Energy XXI Gulf Coast, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 28, 2017**
> **File No. 333-216340**

Dear Mr. Reddin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources